[Magna Logo]                                    Magna International Inc.
                                                     337 Magna Drive
                                                     Aurora, Ontario L4G 7K1
                                                     Tel  (905) 726-2462
                                                     Fax  (905) 726-7164

                                                     DaimlerChrysler Corporation
                                                     1000 Chrysler Drive
                                                     Auburn Hills, MI 48326

                    JOINT PRESS RELEASE
        MAGNA AND DAIMLERCHRYSLER CORPORATION SIGN AGREEMENT
              CONCERNING NEW VENTURE GEAR


May 17, 2004, Aurora, Ontario, Canada and Auburn Hills, Michigan - Magna International Inc.
(TSX: MG.A, MG.B; NYSE: MGA) and DaimlerChrysler Corporation announced today that they have signed an agreement by which Magna would acquire the worldwide operations of DaimlerChrysler Corporation's wholly-owned subsidiary, New Venture Gear, Inc. ("NVG"). The U.S. operations will be acquired by a new joint venture, named New Process Gear, Inc., which will initially be owned 80% by Magna and 20% by DaimlerChrysler Corporation and will have facilities in Syracuse, New York and Troy, Michigan. The European operation, located in Roitzsch, Germany, will be acquired directly by Magna. Magna will acquire the remaining interest in New Process Gear, Inc. in September 2007.
    The total purchase price payable by Magna for 100% of NVG's business is approximately U.S.$435 million based on NVG's financial position at December 31, 2003 and is subject to various price adjustments to reflect changes since that date and certain other matters. The purchase price will be satisfied in cash and notes.
    Frank Stronach, Magna's Chairman, interim President and interim CEO, commented: "This transaction is an important step in establishing our newly formed Magna Drivetrain group as a leading global supplier of technologically advanced four-wheel and all-wheel drive systems. With a strong manufacturing and development presence in both North America and Europe, we are well positioned to support the expected growth in our drivetrain business in the coming years."
    Dieter Zetsche, President and CEO of DaimlerChrysler Corporation, added:
"This agreement will allow us to focus on our core business of creating and building exciting cars and trucks. In addition, our relationship with Magna will provide us with access to the latest drivetrain technology, while providing opportunities for employment with a leading global enterprise. Once again, we've entered into an agreement that makes both good business and good 'people' sense."
    NVG is a leading supplier of transfer cases and other drivetrain products in North America, with 2003 sales of approximately U.S.$1.5 billion. Its customers include DaimlerChrysler, General Motors, Ford, Volkswagen and Porsche. The business consists of a 1.8 million square foot manufacturing facility in Syracuse, New York, which will be leased by DaimlerChrysler to the joint venture company; a 95,000 square foot manufacturing facility in Roitzsch, Germany; and a research & development center and sales office in Troy, Michigan. Closing of the transaction is subject to various conditions, including obtaining all necessary antitrust and other regulatory and third-party approvals, as well as reaching a satisfactory collective bargaining agreement with the UAW.

For further information: please contact Vincent Galifi at Magna at
(905) 726-7100; at DaimlerChrysler, contact Mary Gauthier -- (248) 512-2272, or Shawn Morgan -- (248) 512-2692


    Concerning Magna
    -------------------------------------------------------------------------
    Magna will hold a conference call for interested analysts and shareholders to discuss this transaction on Wednesday, May 19, 2004 at 10:30 a.m. EDT. The conference call will be chaired by Vincent J. Galifi, Executive Vice President and Chief Financial Officer. The number to use for this call is 1 800 291-5032. The number for overseas callers is
    1 416 620-9810. Please call in 10 minutes prior to the call. Magna will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be on Magna's website Wednesday morning prior to the call. For teleconferencing questions, please call
    (905) 726 7103.
    -------------------------------------------------------------------------
    Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include: automotive interior and closure components, systems and modules through Intier Automotive Inc.; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems, roof modules and lighting components through Decoma International Inc.; various engine, transmission and fueling systems and components through Tesma International Inc.; a variety of drivetrain components through Magna Drivetrain; and complete vehicle engineering and assembly through Magna Steyr.
    Magna has approximately 75,000 employees in 212 manufacturing operations and 47 product development and engineering centres in 23 countries. For further information on Magna, please visit www.magna.com.

    This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward looking statements" within the meaning of applicable securities legislation. Forward looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. Any such forward looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties are set out in our Annual Information Form filed with the Canadian Securities Commissions and our annual report on Form 40 F filed with the Securities and Exchange Commission, as renewed from time to time. In evaluating forward looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward looking statements to reflect subsequent information, events or circumstances or otherwise.

    Concerning DaimlerChrysler Corporation
    --------------------------------------

    DaimlerChrysler Corporation, headquartered in Auburn Hills, Mich., is a unit of DaimlerChrysler, the world's fifth largest automaker. Its brands include Chrysler, Jeep(R) and Dodge and feature some of the most recognizable vehicles like the Dodge Viper, Jeep Liberty and Chrysler PT Cruiser. In 2003, the Chrysler Group sold 2.64 million vehicles worldwide. The DaimlerChrysler Corporation Fund, the Company's philanthropic arm, gave more than $22 million in grants last year.
    For further information on DaimlerChrysler, please visit www.media.daimlerchrysler.com

    This document contains forward-looking statements that reflect management's current views with respect to future events. The words "will," "assume," "believe," "expect," "intend," "may," "plan," and "should" and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties. Actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.